Exhibit 17.1

Electronic mail message:
From: William P. Barr
Sent: Tuesday, January 23, 2018 6:27PM
To:    Daniel Och, Barry Griswell, Georganne Proctor, Jerome Kenney, Allan Bufferd, Katrina Paglia
Cc:    David Levine
Subject:    Resignation
Dan, Fellow Directors, and Katrina
This is to advise you that I am resigning from the board of directors, effective at the end of this month (January). If that timing causes any difficulties for the company, please let me know.
Bill Barr